Annual Report

JUNE 30, 2006

Waddell & Reed Advisors Asset Strategy Fund



CONTENTS

This report is submitted for the general information of the shareholders of Waddell & Reed Advisors Asset Strategy Fund, Inc. It is not authorized for distribution to prospective investors in the Fund unless preceded or accompanied by a current Waddell & Reed Advisors Asset Strategy Fund, Inc. prospectus and current Fund performance information.

President's Letter

June 30, 2006



DEAR SHAREHOLDER:

Enclosed is our report on your Fund's operations for the 12 months ended June 30, 2006. Stock prices rose during the period, despite increased market volatility this past spring and higher interest rates. The S&P 500 Index advanced 8.64 percent, led by energy stocks. Many international stocks posted even higher returns for the period as investors sought greater portfolio diversification. The Morgan Stanley Capital International EAFE Index climbed 26.56 percent, led primarily by Asian stocks.

In contrast, tighter central bank monetary policies around the world resulted in a weak bond market this past fiscal year. The Citigroup Broad Investment Grade Index declined 0.81 percent for the period. The Federal Reserve gave mixed signals as to how much more it will raise short-term interest rates in an effort to combat inflation, which appears to be accelerating.

A change in climate

Overall, the investing climate changed substantially this past spring, as many investors lost some of their appetite for higher risk investments such as commodities, emerging market securities and low quality stocks. Why? Certainty and unbridled optimism regarding global growth have been replaced with sobering realities, including:

- **Rising geopolitical tensions**, marked by the saber rattling of insecure regimes in Iran and North Korea, continued peacekeeping problems in Iraq and deteriorating Israeli-Palestinian relations.

- **Uncertainty over the scope of interest rate increases**. A new Federal Reserve chairman and changing market conditions have contributed to challenges in making Fed policy positions clear to investors. Meanwhile, Japan and Europe are each adopting more restrictive monetary policies, with Japan changing course for the first time in many years.

- **High energy prices and increased global energy demand**. Although prices appear still subject to seasonal fluctuations and geopolitical issues, the reality of permanently higher gasoline and heating/cooling costs thanks to growing demand in China, India and elsewhere appears to be having an effect on U.S. consumers.

- **A slowdown in the U.S. housing market**. While average home prices have not dropped a great deal, market conditions have shifted decidedly to favor buyers, with "for sale" inventory up sharply in many regions as home affordability has fallen to a two-decade low.

Financial markets don't like uncertainty. Neither do consumers. For now, we appear to have entered a period when fear of the unknown has replaced greed as the market's dominant emotion. It may take a little while for answers to surface when it comes to the key questions surrounding economic slowdown, interest rate policy, corporate profit trends and whether the U.S. dollar will weaken, hurting consumers' purchasing power.

Uncertainty creates opportunity

Over time, we believe that the outlook will be cleared up in positive fashion for those investors who are properly diversified. We believe that slowing growth in the world's economy is a good thing that should help to preempt overheating. The tightening that is taking place should help lead to an adequate, not drastic, slowdown, in our opinion. Uncertainty offers an opportunity to reassess your position, rethink the road you're traveling and, if needed, rebalance your portfolio. Through appropriate diversification in multiple asset classes, you potentially take advantage of long-term change.

Your financial advisor can help you maintain an appropriate investment strategy as part of a customized financial plan based on your individual goals. We believe that focusing on that plan, despite changes in market condition, is important as you work toward a sound financial future. Thank you for your confidence and continued partnership.

Respectfully,

Henry J Herrmann

Henry J. Herrmann, CFA
President

The opinions expressed in this letter are those of the President of the Fund and are current only through the end of the period of the report, as stated on the cover. The President's views are subject to change at any time, based on market and other conditions, and no forecasts can be guaranteed.

Managers' Discussion of Asset Strategy Fund

June 30, 2006

 

An interview with Michael L. Avery and Daniel J. Vrabac, portfolio managers of Waddell & Reed Advisors Asset Strategy Fund, Inc.

The following discussion, graphs and tables provide you with information regarding the Fund's performance for the fiscal year ended June 30, 2006.

How did the Fund perform during the past fiscal year?

The Fund significantly outperformed all of its benchmarks for the period, as Class A shares rose 38.80 percent for the fiscal year (excluding sales charges). In comparison, the S&P 500 Index, generally representing the performance of securities in the overall equity market, climbed 8.64 percent. The Lipper Flexible Portfolio Funds Universe Average (representing the performance of the universe of mutual funds with similar investment objectives) advanced 8.76 percent for the period.

The Citigroup Broad Investment Grade Index, generally representing the performance of the bond market, fell 0.81 percent for the fiscal year. The Citigroup Short-Term Index for 1 Month Certificates of Deposit, representing short-term securities such as one-month CDs, rose 4.34 percent for the period. Multiple indexes are presented because the Fund invests in stocks, bonds and short-term investments. Please note that Fund returns and peer group returns include applicable fees and expenses, whereas index returns do not include any such fees. Also,

when sales charges are included, Fund performance is reduced.

What helped the Fund outperform its benchmark indexes during the fiscal year?

Within the Fund's equity holdings, our focus on sectors such as energy, materials and industrials that we believe stand to benefit from long-term global economic growth generally helped us outperform our benchmarks. Within the fixed income portion of the Fund, we believe our duration positioning worked well. We also made a tactical decision to increase our cash position as market volatility appeared to increase, and we believe this helped us preserve capital this past spring to a somewhat greater extent than some of our more aggressive peers.

What other market conditions or events influenced the Fund's performance during the fiscal year?

Prior to an early-May 2006 market peak, the world's stock and bond markets were flooded with liquidity. Low interest rates in Japan, the United States and Europe had helped fuel an investment boom in emerging markets, micro-cap and small-cap stocks and commodities. In our view, too much money flowed into sectors that are benefiting from the infrastructure build out occurring in Asia.

This past spring the proverbial investment levee broke as it became clear the Federal Reserve was not done raising interest rates, given higher-than-expected inflation. Many investment professionals have since tried to reduce the risk profile of portfolios, driving down prices of commodities and other higher risk asset classes.

What strategies and techniques did you employ that specifically affected the Fund's performance during the fiscal year?

The market's increased volatility has not impeached anything as far as our long-term investment strategy is concerned. As volatility increased, we raised the portfolio's cash position and reduced our exposure to sectors that we thought were particularly vulnerable to further correction. These sectors included materials, energy and industrial stocks that we had the largest exposure to at the start of the fiscal year. Overall, we stuck with the global rebalancing theme that we developed almost three years ago because we believe our investment thesis remains intact. We think that over a long period of time it will be possible to generate higher returns on investments outside the U.S., and that energy prices will be higher and more volatile.

What is your outlook for the next 12 months?

Although many negative factors are in place, there are also plenty of signs that the spring equity market squall may be lifting. The U.S. job market remains solid, with unemployment claims falling to their lowest level since February. U.S. economic growth is robust – 5.6 percent in the first quarter – as measured by gross domestic product. Housing starts are holding up fairly well despite reduced affordability and growing "for sale" inventory in many markets. We feel there's still opportunity in U.S. equities for careful stock pickers.

We still believe that the U.S. share of global GDP will decline over time and we could have a structurally weak dollar over the long term. Finally, we think that the 20-year decline in U.S. interest rates since the early 1980s has ended. Instead of an interest rate tailwind for the sails of financial instruments, we may face a monetary policy headwind, an environment where keen stock selection makes a difference.

We intend to continue to use our flexibility to be in any market, anywhere in the world, to seek the assets that best match our strategy. We likely will modify the portfolio as economic conditions and opportunities within market sectors dictate or warrant. We will use major asset classes in an effort to both seek the highest absolute return we can generate and attempt to manage volatility and risk. Our emphasis will be to protect shareholders in times of decline because there may be periods when we believe it is just not appropriate to be invested in a particular equity style.

The Fund's performance noted above is at net asset value (NAV), and does not include the effect of any applicable sales charges. If reflected, the sales charge would reduce the performance noted.

As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

Fixed income securities are subject to interest rate risk, and, as such, the net asset value of the Fund may fall as interest rates rise. Investing in high income securities may carry a greater risk of non-payment of interest or principal than higher-rated bonds.

International investing involves additional risks, including currency fluctuations, political or economic conditions affecting the foreign country, and differences in accounting standards and foreign regulations.

These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the portfolio managers and are current only through the end of the period of the report as stated on the cover. The managers' views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

Comparison of Change in Value of $10,000 Investment

────────	Waddell & Reed Advisors Asset Strategy Fund, Inc., Class A Shares[1]	$29,527
─ ─ ─ ─	S&P 500 Index	$21,577
── ── ──	Citigroup Broad Investment Grade Index	$17,990
─ ─ ─ ─·	Citigroup Short-Term Index for 1 Month Certificates of Deposit. . . .	$14,615
· · · · · ·	Lipper Flexible Portfolio Funds Universe Average	$20,838



Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1) The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]

	Class A	Class B	Class C	Class Y
1-year period ended 6-30-06	30.82%	33.60%	37.60%	39.30%
5-year period ended 6-30-06	11.36%	11.55%	11.71%	13.12%
10-year period ended 6-30-06	11.33%	—	—	12.42%
Since inception of Class[3] through 6-30-06	—	12.08%	12.20%	—

(2) **Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.waddell.com for the Fund's most recent month-end performance. Class A shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively. (Accordingly, the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase.) Class Y shares are not subject to sales charges.**

(3) 10-6-99 for Class B shares and 10-5-99 for Class C shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Illustration of Fund Expenses

Asset Strategy Fund

As a shareholder of the Fund, you incur two types of costs: (1) transaction costs, including sales charges (loads) on purchase payments, redemption fees and exchange fees; and (2) ongoing costs, including management fees, distribution and service fees, and other Fund expenses. The following table is intended to help you understand your ongoing costs (in dollars) of investing in the Fund and to compare these costs with the ongoing costs of investing in other mutual funds. The example is based on an investment of $1,000 invested at the beginning of the period and held for the six-month period ended June 30, 2006.

Actual Expenses

The first line for each share class in the following table provides information about actual account values and actual expenses. You may use the information in this line, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, a $7,500 account value divided by $1,000 = 7.5), then multiply the result by the number in the first line under the heading entitled "Expenses Paid During Period" to estimate the expenses you paid on your account during this period. There may be additional fees charged to holders of certain accounts that are not included in the expenses shown in the table. These fees apply to Individual Retirement Accounts (IRAs), IRA Rollovers, Roth IRAs, Conversion Roth IRAs, Simplified Employee Pension (SEP), Simple IRAs, Tax-Sheltered Accounts (TSAs), Keogh Plans, Owner Only 401(k) (Exclusive K) Plans and Final Pay Plans. As of the close of the six months covered by the table, a customer is charged an annual fee of $15 within each plan type. This fee is waived for IRA Rollovers and Conversion Roth IRAs if the customer owns another type of IRA. Coverdell Education Savings Account plans are charged an annual fee of $10 per customer. You should consider the additional fees that were charged to your Fund account over the six-month period when you estimate the total ongoing expenses paid over the period and the impact of these fees on your ending account value as such additional expenses are not reflected in the information provided in the expense table. Additional fees have the effect of reducing investment returns.

Hypothetical Example for Comparison Purposes

The second line for each share class of the following table provides information about hypothetical account values and hypothetical expenses based on the Fund's actual expense ratio and an assumed rate of return of 5% per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Fund and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of the other funds. Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs, such as sales charges (loads), redemption fees or exchange fees. Therefore, the second line of each share class in the table is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs were included, your costs would have been higher.

Fund Expenses

For the Six Months Ended June 30, 2006	Beginning Account Value 12-31-05	Ending Account Value 6-30-06	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A	$1,000	$1,157.80	1.20%	$ 6.47
Class B	1,000	1,151.50	2.07	10.97
Class C	1,000	1,151.50	2.03	10.87
Class Y	1,000	1,158.80	0.89	4.75
Based on 5% Return[2]				
Class A	$1,000	$1,018.84	1.20%	$ 6.06
Class B	1,000	1,014.55	2.07	10.27
Class C	1,000	1,014.74	2.03	10.17
Class Y	1,000	1,020.38	0.89	4.44

*Fund expenses for each share class are equal to the Fund's annualized expense ratio for each share class (provided in the table), multiplied by the average account value over the period, multiplied by 181 days in the six-month period ended June 30, 2006, and divided by 365.

(1)This section uses the Fund's actual total return and actual Fund expenses. It is a guide to the actual expenses paid by the Fund in the period. The "Ending Account Value" shown is computed using the Fund's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Fund. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the fourth column.

(2)This section uses a hypothetical 5% annual return and actual Fund expenses. It helps to compare the Fund's ongoing costs with other mutual funds. A shareholder can compare the Fund's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other funds.

The above illustration is based on ongoing costs only and does not include any transactional costs, such as sales loads, redemption fees or exchange fees.

SHAREHOLDER SUMMARY OF ASSET STRATEGY FUND

Portfolio Highlights

On June 30, 2006, Waddell & Reed Advisors Asset Strategy Fund, Inc. had net assets totaling $1,600,625,778 invested in a diversified portfolio of:

35.79%	Foreign Common Stocks
25.25%	Cash and Cash Equivalents and Unrealized Gain on Open Forward Currency Contracts
23.87%	Domestic Common Stocks
4.45%	Bullion
3.63%	Foreign Corporate Debt Securities
3.59%	Other Government Securities
2.45%	United States Government and Government Agency Obligations
0.97%	Domestic Corporate Debt Securities

As a shareholder of the Fund, for every $100 you had invested on June 30, 2006, your Fund was invested by industry and country, respectively, as follows:



Cash and Cash Equivalents and Unrealized Gain on Open Forward Currency Contracts	$25.25
Raw Materials Stocks	$13.16
Financial Services Stocks	$12.54
Energy Stocks	$ 5.84
Business Equipment and Services Stocks	$ 5.60
Miscellaneous Stocks	$ 5.24
Utilities Stocks	$ 4.68
Corporate Debt Securities.	$ 4.60
Bullion	$ 4.45
Capital Goods Stocks	$ 3.90
Technology Stocks	$ 3.84
Other Government Securities	$ 3.59
Transportation Stocks	$ 2.81
United States Government and Government Agency Obligations	$ 2.45
Multi-Industry Stocks.	$ 2.05



	United States	$27.29
	Cash and Cash Equivalents and Unrealized Gain on Open Forward Currency Contracts	$25.25
	Other Pacific Basin	$ 8.34
	Other Europe	$ 8.13
	Canada	$ 6.75
	Japan	$ 6.02
	China	$ 5.91
	Bullion	$ 4.45
	Other	$ 4.11
	United Kingdom	$ 3.75

The Investments of Asset Strategy Fund

June 30, 2006

BULLION – 4.45%	Troy Ounces	Value
Gold	115,705	$ 71,291,389
(Cost: $65,219,218)		

COMMON STOCKS	Shares	
Air Transportation – 0.65%		
Air China Limited, H Shares (A).	24,712,000	10,341,347
Aircraft – 2.16%		
Boeing Company (The)	350,225	28,686,930
United Technologies Corporation.	91,347	5,793,227
		34,480,157
Banks – 4.64%		
Bank of China Limited, H Shares (A)(B)*.	46,000,000	20,878,668
Kabushiki Kaisha Mitsubishi Tokyo Financial		
Group (A)	1,722	24,075,498
Kookmin Bank (A)	165,830	13,633,455
PT Bank Rakyat Indonesia (A).	3,322,000	1,470,388
Standard Chartered PLC (A)	583,985	14,254,862
		74,312,871
Business Equipment and Services – 5.60%		
Dentsu Inc. (A)	2,059	5,685,460
Euronet Worldwide, Inc.*	374,565	14,270,926
Headwaters Incorporated*	231,406	5,914,737
Jacobs Engineering Group Inc.*	197,268	15,710,424
Mitsubishi Corporation (A)	145,300	2,901,175
Mitsui & Co., Ltd. (A)	505,000	7,131,073
NYSE Group, Inc.*	555,893	38,067,553
		89,681,348
Capital Equipment – 2.41%		
Caterpillar Inc.	201,939	15,040,417
China Shenhua Energy Company Limited,		
H Shares (A)	9,257,500	17,105,330
SMC Corporation (A)	45,400	6,422,807
		38,568,554
Chemicals – Specialty – 0.39%		
Air Products and Chemicals, Inc.	97,875	6,256,170
Electronic Components – 1.68%		
Samsung Electronics Co., Ltd. (A)	42,363	26,924,784

See Notes to Schedule of Investments on page 24.

The Investments of Asset Strategy Fund

June 30, 2006

COMMON STOCKS (Continued)	Shares	Value
Finance Companies – 1.50%		
Rio Tinto plc (A)	453,649	$ 23,983,995
Gold and Precious Metals – 5.44%		
Agnico-Eagle Mines Limited	832,236	27,530,367
Barrick Gold Corporation	1,160,873	34,361,841
Open Joint Stock Company "Mining and		
Metallurgical Company Norilsk Nickel", ADR	99,788	12,947,493
Pan American Silver Corp.*	679,926	12,238,668
		87,078,369
Health Care – Drugs – 0.96%		
Gilead Sciences, Inc.*	259,658	15,363,964
Insurance – Life – 2.08%		
China Life Insurance Company Limited,		
H Shares (A)*	21,109,000	33,295,810
Mining – 6.34%		
Alumina Limited (A)	2,557,307	12,827,297
BHP Billiton Plc (A)	856,056	18,447,975
Cameco Corporation (A)	170,982	6,811,403
Falconbridge Limited (A)	201,732	10,626,034
Inco Limited	249,707	16,455,691
Newmont Mining Corporation	686,178	36,319,401
		101,487,801
Motor Vehicles – 1.82%		
Toyota Motor Corporation (A).	557,400	29,175,341
Multiple Industry – 3.52%		
Hutchison Whampoa Limited, Ordinary Shares (A) . . .	952,000	8,690,985
Las Vegas Sands, Inc.*	302,326	23,539,102
Sumitomo Mitsui Financial Group, Inc. (A)(B)	890	9,410,171
streetTRACKS Gold Trust*	239,600	14,668,312
		56,308,570
Non-Residential Construction – 1.49%		
Fluor Corporation	166,307	15,454,909
Hyundai Heavy Industries Co., Ltd. (A)	73,925	8,298,300
		23,753,209
Petroleum – International – 1.76%		
China Petroleum & Chemical Corporation,		
H Shares (A)	23,094,000	13,232,595
OAO LUKOIL, ADR	91,475	7,610,720
PetroChina Company Limited, H Shares (A)(B)	6,850,000	7,320,732
		28,164,047

See Notes to Schedule of Investments on page 24.

The Investments of Asset Strategy Fund

June 30, 2006

COMMON STOCKS (Continued)	Shares	Value
Petroleum – Services – 4.08%		
Baker Hughes Incorporated.	217,953	$ 17,839,453
Schlumberger Limited	231,498	15,072,835
Transocean Inc.*.	197,222	15,840,871
Weatherford International Ltd.*	334,836	16,614,562
		65,367,721
Railroad – 1.30%		
Central Japan Railway Company (A).	550	5,478,854
Union Pacific Corporation	164,212	15,265,147
		20,744,001
Real Estate Investment Trust – 0.99%		
Hongkong Land Holdings Limited	1,468,000	5,372,880
Keppel Land Limited (A).	1,723,000	4,397,713
Sumitomo Realty & Development Co., Ltd. (A)*	249,000	6,135,792
		15,906,385
Security and Commodity Brokers – 4.32%		
Chicago Mercantile Exchange Holdings Inc.	111,786	54,903,694
Legg Mason, Inc.	143,472	14,278,333
		69,182,027
Steel – 0.99%		
Companhia Vale do Rio Doce, ADR	660,505	**15,878,540**
Trucking and Shipping – 0.86%		
United Parcel Service, Inc., Class B	167,057	**13,753,803**
Utilities – Electric – 2.26%		
Veolia Environment (A).	699,240	**36,141,218**
Utilities – Gas and Pipeline – 0.76%		
Open Joint Stock Company Gazprom, ADR	290,220	**12,203,751**
Utilities – Telephone – 1.66%		
China Mobile (Hong Kong) Limited (A)	3,896,000	22,273,464
Open Joint Stock Company		
"Vimpel-Communications", ADR*.	94,929	4,349,647
		26,623,111
TOTAL COMMON STOCKS – 59.66%		**$ 954,976,894**

(Cost: $744,798,677)

See Notes to Schedule of Investments on page 24.

The Investments of Asset Strategy Fund

June 30, 2006

CORPORATE DEBT SECURITIES	Principal Amount in Thousands	Value
Banks – 0.25%		
Norilsk Nickel Finance Luxembourg S.A.,		
7.125%, 9–30–09	$3,000	$ 2,984,700
PT Bank Rakyat Indonesia (Persero),		
7.75%, 10–30–13	1,000	1,004,634
		3,989,334
Beverages – 0.19%		
Central European Distribution Corporation,		
8.0%, 7–25–12 (B)(C).	EUR 2,250	**3,090,250**
Business Equipment and Services – 0.14%		
Companhia de Saneamento Basico do Estado		
de Sao Paulo – SABESP,		
12.0%, 6–20–08	$2,000	**2,170,000**
Construction Materials – 0.08%		
Interface, Inc.,		
9.5%, 2–1–14	1,280	**1,321,600**
Finance Companies – 0.51%		
ALROSA Finance S.A.,		
8.125%, 5–6–08	2,000	2,043,600
Russian Standard Bank:		
7.5%, 10–7–10	2,000	1,865,000
7.5%, 10–7–10 (B)	950	885,875
SLM Corporation,		
4.184%, 7–25–14	1,200	1,096,512
Toyota Motor Credit Corporation,		
5.05%, 1–18–15	2,400	2,211,096
		8,102,083
Food and Related – 0.33%		
Cosan S.A. Industria e Comercio,		
9.0%, 11–1–09	5,150	**5,356,000**
Forest and Paper Products – 0.09%		
Sino-Forest Corporation,		
9.125%, 8–17–11 (B)	1,325	**1,364,750**
Homebuilders, Mobile Homes – 0.09%		
Desarrolladora Homex, S.A. de C.V.,		
7.5%, 9–28–15	1,600	**1,504,000**

See Notes to Schedule of Investments on page 24.

The Investments of Asset Strategy Fund

June 30, 2006

CORPORATE DEBT SECURITIES (Continued)	Principal Amount in Thousands	Value
Hospital Supply and Management – 0.12%		
US Oncology Holdings, Inc.,		
10.32%, 3–15–15	$1,875	$ 1,912,500
Mining – 0.23%		
Vedanta Resources plc,		
6.625%, 2–22–10 (B)	3,900	3,724,500
Motion Pictures – 0.11%		
Cinemark, Inc.,		
0.0%, 3–15–14 (D)	2,200	1,705,000
Motor Vehicles – 0.16%		
Hyundai Motor Company,		
5.3%, 12–19–08 (B)	2,600	2,544,365
Non-Residential Construction – 0.28%		
Odebrecht Overseas Ltd.,		
11.5%, 2–25–09 (B)	4,130	4,553,325
Publishing – 0.05%		
Pearson Inc.,		
7.375%, 9–15–06 (B)	750	752,123
Railroad – 0.52%		
TFM, S.A. de C.V.,		
12.5%, 6–15–12	4,000	4,410,000
Union Pacific Corporation,		
6.7%, 12–1–06	3,900	3,914,449
		8,324,449
Steel – 0.21%		
Evraz Group S.A.,		
8.25%, 11–10–15	3,500	3,377,500
Utilities – Electric – 0.31%		
Compania de Transporte de Energia Electrica en Alta Tension Transener Sociedad Anonima,		
9.0%, 12–15–15	2,173	2,058,444
Empresa Nacional de Electricidad S.A.,		
7.75%, 7–15–08	2,800	2,888,679
		4,947,123

See Notes to Schedule of Investments on page 24.

The Investments of Asset Strategy Fund

June 30, 2006

CORPORATE DEBT SECURITIES (Continued)	Principal Amount in Thousands	Value
Utilities – Gas and Pipeline – 0.36%		
Transportadora de Gas del Sur S.A.,		
7.5%, 12–15–13	$6,000	$ 5,700,000
Utilities – Telephone – 0.57%		
Digicel Limited,		
9.25%, 9–1–12	3,400	3,553,000
Open Joint Stock Company Mobile TeleSystems,		
9.75%, 1–30–08	3,050	3,129,910
Open Joint Stock Company		
"Vimpel-Communications",		
10.0%, 6–16–09 (B)	2,300	2,426,500
		9,109,410
TOTAL CORPORATE DEBT SECURITIES – 4.60%		$ 73,548,312
(Cost: $74,733,369)		

OTHER GOVERNMENT SECURITIES

	Principal Amount in Thousands	Value
Germany – 2.32%		
Bundesschatzanweisungen Federal Treasury Notes,		
3.0%, 3–14–08 (C)	EUR29,300	37,148,074
South Korea – 0.14%		
Korea Development Bank (The),		
5.42563%, 10–29–06	$2,300	2,300,828
United Kingdom – 1.13%		
United Kingdom Treasury:		
5.75%, 12–7–09 (C)	GBP5,600	10,659,023
4.75%, 6–7–10 (C)	4,000	7,383,339
		18,042,362
TOTAL OTHER GOVERNMENT SECURITIES – 3.59%		$ 57,491,264
(Cost: $57,208,377)		

See Notes to Schedule of Investments on page 24.

The Investments of Asset Strategy Fund

June 30, 2006

UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS	Principal Amount in Thousands	Value
Mortgage-Backed Obligations – 1.47%		
Federal Home Loan Mortgage Corporation Agency		
REMIC/CMO (Interest Only):		
5.0%, 4–15–19	$ 2,959	$ 473,596
5.0%, 4–15–19	1,444	220,908
5.0%, 2–15–20	5,227	151,978
5.0%, 7–15–21	2,819	232,789
5.0%, 6–15–22	3,773	155,724
5.0%, 7–15–22	14,617	666,699
5.0%, 11–15–22	1,706	272,821
5.0%, 1–15–23	3,033	156,255
5.0%, 4–15–23	1,765	136,575
5.0%, 5–15–23	2,572	467,955
5.0%, 8–15–23	1,901	337,964
5.5%, 11–15–23	8,801	883,239
5.5%, 11–15–23	4,985	408,897
5.0%, 9–15–24	4,986	408,551
5.5%, 9–15–24	2,833	227,437
5.5%, 4–15–25	1,337	130,263
5.5%, 4–15–25	622	86,291
5.0%, 9–15–25	6,636	643,350
5.5%, 10–15–25	10,507	2,369,462
5.0%, 4–15–26	8,734	790,787
5.0%, 10–15–28	2,054	477,508
5.5%, 2–15–30	2,020	257,851
5.0%, 8–15–30	3,684	400,071
5.5%, 3–15–31	2,578	376,350
5.5%, 10–15–32	6,481	1,309,846
5.5%, 5–15–33	4,593	1,176,163
Federal National Mortgage Association Agency		
REMIC/CMO (Interest Only):		
5.5%, 11–25–17	3,259	286,846
5.0%, 5–25–22	2,035	391,331
5.0%, 7–25–23	13,494	2,519,463
5.0%, 8–25–23	4,311	786,414
5.5%, 9–25–25	2,051	167,796
5.5%, 11–25–25	5,986	425,122
5.0%, 9–25–30	5,895	951,091
5.5%, 12–25–33	5,558	1,293,713

See Notes to Schedule of Investments on page 24.

The Investments of Asset Strategy Fund

June 30, 2006

UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS (Continued)	Principal Amount in Thousands	Value
Mortgage-Backed Obligations (Continued)		
Government National Mortgage Association		
Agency REMIC/CMO (Interest Only):		
5.0%, 1–20–30	$5,653	$ 826,725
5.0%, 6–20–31	6,155	847,604
5.0%, 7–20–33	1,411	296,023
5.5%, 11–20–33	5,558	1,047,554
5.5%, 7–1–35	3,033	493,095
		23,552,107
Treasury Inflation Protected Obligations – 0.98%		
United States Treasury Notes:		
3.875%, 1–15–09 (E)	6,150	7,826,629
2.375%, 4–15–11 (E)	7,800	7,887,166
		15,713,795
TOTAL UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS – 2.45%		$ 39,265,902
(Cost: $37,070,944)		

UNREALIZED GAIN (LOSS) ON OPEN FORWARD CURRENCY CONTRACTS – 0.26%	Face Amount in Thousands	
Euro, 7–19–06 (C)	EUR2,250	121,413
Euro, 7–19–06 (C)	2,250	(115,946)
Euro, 1–10–07 (C)	46,800	2,412,949
Japanese Yen, 1–10–07 (C)	JPY14,880,000	2,142,583
Chinese Yuan Renminbi, 5–9–07 (C)	CNY696,900	(572,807)
Russian Ruble, 6–25–07 (C)	RUB809,200	145,943
		$ 4,134,135

SHORT-TERM SECURITIES	Principal Amount in Thousands	
Certificate of Deposit – 0.04%		
Banks		
Wells Fargo & Company,		
5.21%, 7–6–06	$ 621	621,000

See Notes to Schedule of Investments on page 24.

The Investments of Asset Strategy Fund

June 30, 2006

SHORT-TERM SECURITIES (Continued)	Principal Amount in Thousands	Value
Commercial Paper		
Aluminum – 2.07%		
Alcoa Incorporated,		
5.3%, 7–3–06	$33,142	$ 33,132,242
Beverages – 3.52%		
Anheuser-Busch Companies, Inc.,		
5.2%, 7–3–06	5,410	5,408,437
Coca-Cola Company (The):		
5.16%, 7–6–06	12,000	11,991,400
5.16%, 7–10–06	20,000	19,974,200
Concentrate Manufacturing Company of		
Ireland (The) (PepsiCo, Inc.),		
5.24%, 7–13–06	9,000	8,984,280
PepsiCo, Inc.,		
5.21%, 7–10–06	10,000	9,986,975
		56,345,292
Capital Equipment – 0.82%		
Deere (John) Capital Corporation:		
5.4%, 7–5–06	2,430	2,428,542
5.3%, 7–20–06	10,706	10,676,053
		13,104,595
Electrical Equipment – 1.26%		
Emerson Electric Co.:		
5.2%, 7–11–06	6,327	6,317,861
5.22%, 7–12–06	13,839	13,816,927
		20,134,788
Finance Companies – 4.00%		
Ciesco, LLC,		
5.33%, 7–6–06	250	249,815
Citigroup Funding Inc.,		
5.25%, 7–3–06	15,000	14,995,625
Kitty Hawk Funding Corp.,		
5.25%, 7–5–06	15,000	14,991,250
PACCAR Financial Corp.:		
5.2%, 7–3–06	7,000	6,997,978
5.23%, 7–6–06	4,000	3,997,094
Preferred Receivables Funding Corp.,		
5.25%, 7–24–06	3,000	2,989,937
Prudential Funding LLC,		
5.245%, 7–6–06	15,000	14,989,073
Three Pillars Funding LLC,		
5.25%, 7–5–06	4,819	4,816,189
		64,026,961

See Notes to Schedule of Investments on page 24.

The Investments of Asset Strategy Fund

June 30, 2006

SHORT-TERM SECURITIES (Continued)	Principal Amount in Thousands	Value
Commercial Paper (Continued)		
Food and Related – 2.54%		
General Mills, Inc.,		
5.4%, 7–5–06	$ 1,230	$ 1,229,262
Hershey Foods Corporation,		
5.2%, 7–19–06	15,000	14,961,000
Kellogg Co.,		
5.37%, 7–3–06	10,000	9,997,017
McCormick & Co. Inc.,		
5.17%, 7–5–06	10,239	10,233,118
Nestle Capital Corp.,		
5.21%, 7–6–06	2,237	2,235,381
Sara Lee Corporation,		
5.3%, 7–5–06	2,000	1,998,822
		40,654,600
Household – General Products – 1.98%		
Clorox Co.,		
5.35%, 7–5–06	10,000	9,994,056
Colgate-Palmolive Company:		
5.21%, 7–14–06	11,000	10,979,305
5.2%, 7–20–06	10,700	10,670,634
		31,643,995
Mining – 0.09%		
BHP Billiton Finance (USA) Limited		
(BHP Billiton Limited),		
5.26%, 7–5–06	1,400	**1,399,182**
Publishing – 0.50%		
Gannett Co., Inc.,		
5.21%, 7–5–06	8,000	**7,995,369**
Retail – General Merchandise – 2.00%		
Target Corporation,		
5.28%, 7–3–06	2,000	1,999,413
Wal-Mart Stores, Inc.:		
5.19%, 7–6–06	20,000	19,985,583
5.19%, 7–6–06	10,000	9,992,792
		31,977,788

See Notes to Schedule of Investments on page 24.

The Investments of Asset Strategy Fund

June 30, 2006

SHORT-TERM SECURITIES (Continued)	Principal Amount in Thousands	Value
Commercial Paper (Continued)		
Security and Commodity Brokers – 0.31%		
UBS Finance Delaware LLC (UBS AG),		
5.27%, 7–3–06	$ 5,000	$ 4,998,536
Utilities – Electric – 0.62%		
Detroit Edison Co.,		
5.37%, 7–5–06	5,000	4,997,017
Wisconsin Electric Power Co.,		
5.27%, 7–5–06	5,000	4,997,072
		9,994,089
Utilities – Gas and Pipeline – 0.08%		
Michigan Consolidated Gas Co.,		
5.35%, 7–3–06	1,271	1,270,622
Utilities – Telephone – 2.14%		
BellSouth Corporation:		
5.18%, 7–6–06	10,000	9,992,806
5.25%, 7–6–06	250	249,818
British Telecommunications PLC,		
5.28%, 7–7–06	10,000	9,991,200
Verizon Communications Inc.,		
5.3%, 7–5–06	14,028	14,019,739
		34,253,563
Total Commercial Paper – 21.93%		350,931,622
Commercial Paper (backed by irrevocable bank letter of credit) – 0.62%		
Food and Related		
COFCO Capital Corp. (Rabobank Nederland),		
5.26%, 7–20–06	10,000	9,972,239
TOTAL SHORT-TERM SECURITIES – 22.59%		$ 361,524,861
(Cost: $361,524,861)		
TOTAL INVESTMENT SECURITIES – 97.60%		$1,562,232,757
(Cost: $1,340,555,446)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 2.40%		38,393,021
NET ASSETS – 100.00%		$1,600,625,778

See Notes to Schedule of Investments on page 24.

The Investments of Asset Strategy Fund

June 30, 2006

Notes to Schedule of Investments

Certain acronyms are used within the body of the Fund's holdings. The definitions of these acronyms are as follows: ADR – American Depositary Receipts; CMO – Collateralized Mortgage Obligation; REMIC – Real Estate Mortgage Investment Conduit.

The following credit default swap agreements were outstanding at June 30, 2006. (See Note 8 to financial statements):

Counterparty	Reference Entity	Fixed Rate	Expiration Date	Notional Amount	Unrealized Appreciation (Depreciation)
Lehman Brothers	Dow Jones CDX Emerging Markets Series 5	1.35%	6–20–11	$12,000,000	$(236,998)
Merrill Lynch International	Dow Jones CDX Emerging Markets Series 5	1.35%	6–20–11	12,000,000	(260,848)
Morgan Stanley	Dow Jones CDX Emerging Markets Series 5	1.35%	6–20–11	24,000,000	(512,157)
Bear Stearns	Dow Jones CDX North America High Yield Series 6	3.45%	6–20–11	12,100,000	197,500
Bear Stearns	Dow Jones CDX North America High Yield Series 6	3.45%	6–20–11	12,200,000	146,570
Bear Stearns	Dow Jones CDX North America High Yield Series 6	3.45%	6–20–11	11,500,000	131,187
Merrill Lynch International	Dow Jones CDX North America High Yield Series 6	3.45%	6–20–11	12,200,000	198,218
Morgan Stanley	Federative Republic of Brazil	1.89%	6–20–11	16,000,000	(135,134)
					$(471,662)

*No dividends were paid during the preceding 12 months.

(A) Listed on an exchange outside the United States.

(B) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At June 30, 2006, the total value of these securities amounted to $56,951,259 or 3.56% of net assets.

(C) Principal amounts are denominated in the indicated foreign currency, where applicable (CNY – Chinese Yuan Renminbi, EUR – Euro, GBP – Great Britain Pound, JPY – Japanese Yen, RUB – Russian Ruble).

(D) The security does not bear interest for an initial period of time and subsequently becomes interest bearing.

(E) The interest rate for this security is a stated rate, but the interest payments are determined by multiplying the inflation-adjusted principal by one half of the stated rate for each semiannual interest payment date.

See Note 1 to financial statements for security valuation and other significant accounting policies concerning investments.

See Note 3 to financial statements for cost and unrealized appreciation and depreciation of investments owned for Federal income tax purposes.

Statement of Assets and Liabilities

ASSET STRATEGY FUND
June 30, 2006
(In Thousands, Except for Per Share Amounts)

ASSETS

Investment securities – at value (Notes 1 and 3):	
Securities (cost – $1,275,336)	$1,490,942
Bullion (cost – $65,219).	71,291
	1,562,233
Cash	80
Cash denominated in foreign currencies (cost – $778)	778
Amortized swap premiums paid (Note 8)	979
Unrealized appreciation on swap agreements (Note 8)	674
Deposit with broker for swaps (Note 8).	620
Receivables:	
Investment securities sold	31,117
Fund shares sold.	5,663
Dividends and interest.	3,927
Prepaid and other assets	95
Total assets	1,606,166

LIABILITIES

Payable to Fund shareholders	2,788
Unrealized depreciation on swap agreements (Note 8)	1,145
Amortized swap premiums received (Note 8)	854
Accrued shareholder servicing (Note 2).	313
Accrued service fee (Note 2)	276
Accrued management fee (Note 2)	30
Accrued accounting services fee (Note 2)	22
Accrued distribution fee (Note 2)	10
Other	102
Total liabilities.	5,540
Total net assets	$1,600,626

See Notes to Financial Statements.

Statement of Assets and Liabilities

ASSET STRATEGY FUND
June 30, 2006
(In Thousands, Except for Per Share Amounts)   *(Continued)*

NET ASSETS

$0.01 par value capital stock:	
Capital stock	$ 1,528
Additional paid-in capital	1,162,029
Accumulated undistributed income:	
Accumulated undistributed net investment income	3,858
Accumulated undistributed net realized gain	
on investment transactions	211,976
Net unrealized appreciation in value of investments	221,235
Net assets applicable to outstanding units of capital	$1,600,626
Net asset value per share (net assets divided by shares outstanding):	
Class A	$10.49
Class B	$10.41
Class C	$10.41
Class Y	$10.51
Capital shares outstanding:	
Class A	134,354
Class B	11,529
Class C	6,238
Class Y	633
Capital shares authorized	1,000,000

See Notes to Financial Statements.

Statement of Operations

ASSET STRATEGY FUND

For the Fiscal Year Ended June 30, 2006
(In Thousands)

INVESTMENT INCOME

Income (Note 1B):	
Dividends (net of foreign withholding taxes of $565)	$ 13,644
Interest and amortization	9,022
Total income	22,666
Expenses (Note 2):	
Accounting services fee	243
Audit fees	24
Custodian fees	213
Distribution fee:	
Class A	53
Class B	745
Class C	335
Investment management fee	8,016
Service fee:	
Class A	2,481
Class B	248
Class C	112
Shareholder servicing:	
Class A	2,286
Class B	337
Class C	136
Class Y	7
Other	331
Total expenses	15,567
Net investment income	7,099

**REALIZED AND UNREALIZED GAIN
(LOSS) ON INVESTMENTS (NOTES 1 AND 3)**

Realized net gain on securities	227,848
Realized net gain on futures contracts	3,219
Realized net gain on written options	259
Realized net loss on swap agreements	(359)
Realized net loss on foreign currency transactions	(477)
Realized net gain on investments	230,490
Unrealized appreciation in value of securities during the period	107,586
Unrealized appreciation in value of forward currency contracts during the period	3,912
Unrealized depreciation in value of swaps during the period	(198)
Unrealized appreciation in value of foreign currency exchange during the period	20
Unrealized appreciation in value of investments during the period	111,320
Net gain on investments	341,810
Net increase in net assets resulting from operations	$348,909

See Notes to Financial Statements.

Statement of Changes in Net Assets

ASSET STRATEGY FUND

(In Thousands)

	For the fiscal year ended June 30,	
	2006	**2005**
INCREASE IN NET ASSETS		
Operations:		
Net investment income	$ 7,099	$ 4,783
Realized net gain on investments	230,490	10,353
Unrealized appreciation.	111,320	80,477
Net increase in net assets resulting from operations.	348,909	95,613
Distributions to shareholders from (Note 1F):[1]		
Net investment income:		
Class A	(3,106)	(4,660)
Class B	(—)	(99)
Class C	(—)	(36)
Class Y	(20)	(32)
Realized gains on investment transactions:		
Class A	(25,723)	(6,999)
Class B	(2,626)	(890)
Class C	(1,107)	(295)
Class Y	(115)	(32)
	(32,697)	(13,043)
Capital share transactions (Note 5)	525,304	120,926
Total increase	841,516	203,496
NET ASSETS		
Beginning of period.	759,110	555,614
End of period.	$1,600,626	$759,110
Undistributed net investment income	$ 3,858	$ 1,694

(1)See "Financial Highlights" on pages 29 - 32.

Financial Highlights

ASSET STRATEGY FUND
Class A Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended June 30,				
	2006	**2005**	**2004**	**2003**	**2002**
Net asset value, beginning of period	$ 7.80	$6.82	$6.41	$6.27	$6.34
Income (loss) from investment operations:					
Net investment income	0.06	0.06	0.04	0.07	0.11
Net realized and unrealized gain (loss) on investments.	2.92	1.08	0.44	0.14	(0.06)
Total from investment operations	2.98	1.14	0.48	0.21	0.05
Less distributions:					
From net investment income	(0.03)	(0.06)	(0.07)	(0.07)	(0.12)
From capital gains.	(0.26)	(0.10)	(0.00)	(0.00)	(0.00)
Total distributions	(0.29)	(0.16)	(0.07)	(0.07)	(0.12)
Net asset value, end of period	$10.49	$7.80	$6.82	$6.41	$6.27
Total return[1]	38.80%	16.88%	7.49%	3.30%	0.86%
Net assets, end of period (in millions)	$1,409	$652	$472	$438	$235
Ratio of expenses to average net assets	1.23%	1.33%	1.37%	1.36%	1.41%
Ratio of net investment income to average net assets.	0.72%	0.88%	0.62%	1.13%	1.84%
Portfolio turnover rate.	116%	72%	206%	122%	167%

(1)Total return calculated without taking into account the sales load deducted on an initial purchase.

See Notes to Financial Statements.

Financial Highlights

ASSET STRATEGY FUND

Class B Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended June 30,				
	2006	**2005**	**2004**	**2003**	**2002**
Net asset value, beginning of period	$ 7.78	$6.82	$6.40	$6.27	$6.34
Income (loss) from investment operations:					
Net investment income (loss)	(0.01)	(0.00)	(0.02)	0.01	0.06
Net realized and unrealized gain (loss) on investments.	2.90	1.07	0.44	0.13	(0.06)
Total from investment operations	2.89	1.07	0.42	0.14	0.00
Less distributions:					
From net investment income	(0.00)	(0.01)	(0.00)*	(0.01)	(0.07)
From capital gains.	(0.26)	(0.10)	(0.00)	(0.00)	(0.00)
Total distributions	(0.26)	(0.11)	(0.00)*	(0.01)	(0.07)
Net asset value, end of period	$10.41	$7.78	$6.82	$6.40	$6.27
Total return	37.60%	15.77%	6.63%	2.25%	0.00%
Net assets, end of period (in millions)	$120	$76	$62	$55	$33
Ratio of expenses to average net assets	2.10%	2.22%	2.27%	2.26%	2.27%
Ratio of net investment income (loss) to average net assets	–0.18%	–0.02%	–0.28%	0.23%	0.98%
Portfolio turnover rate.	116%	72%	206%	122%	167%

*Not shown due to rounding.

See Notes to Financial Statements.

Financial Highlights

ASSET STRATEGY FUND
Class C Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended June 30,				
	2006	2005	2004	2003	2002
Net asset value, beginning of period	$ 7.78	$6.82	$6.40	$6.27	$6.34
Income (loss) from investment operations:					
Net investment income (loss)	(0.01)	(0.00)	(0.01)	0.01	0.06
Net realized and unrealized gain (loss) on investments.	2.90	1.07	0.44	0.13	(0.06)
Total from investment operations	2.89	1.07	0.43	0.14	0.00
Less distributions:					
From net investment income	(0.00)	(0.01)	(0.01)	(0.01)	(0.07)
From capital gains.	(0.26)	(0.10)	(0.00)	(0.00)	(0.00)
Total distributions	(0.26)	(0.11)	(0.01)	(0.01)	(0.07)
Net asset value, end of period	$10.41	$7.78	$6.82	$6.40	$6.27
Total return	37.60%	15.79%	6.71%	2.30%	0.00%
Net assets, end of period (in millions)	$65	$28	$20	$18	$10
Ratio of expenses to average net assets	2.06%	2.18%	2.22%	2.18%	2.26%
Ratio of net investment income (loss) to average net assets	–0.11%	0.04%	–0.23%	0.31%	0.98%
Portfolio turnover rate.	116%	72%	206%	122%	167%

See Notes to Financial Statements.

Financial Highlights

ASSET STRATEGY FUND
Class Y Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended June 30,				
	2006	**2005**	**2004**	**2003**	**2002**
Net asset value, beginning of period	$ 7.80	$6.82	$6.41	$6.27	$6.34
Income (loss) from investment operations:					
Net investment income	0.09	0.09	0.07	0.09	0.13
Net realized and unrealized gain (loss) on investments.	2.93	1.08	0.44	0.14	(0.05)
Total from investment operations	3.02	1.17	0.51	0.23	0.08
Less distributions:					
From net investment income	(0.05)	(0.09)	(0.10)	(0.09)	(0.15)
From capital gains.	(0.26)	(0.10)	(0.00)	(0.00)	(0.00)
Total distributions	(0.31)	(0.19)	(0.10)	(0.09)	(0.15)
Net asset value, end of period	$10.51	$7.80	$6.82	$6.41	$6.27
Total return	39.30%	17.33%	7.92%	3.69%	1.27%
Net assets, end of period (in millions)	$7	$3	$2	$2	$2
Ratio of expenses to average net assets	0.92%	0.94%	0.97%	0.96%	0.99%
Ratio of net investment income to average net assets	1.03%	1.27%	1.03%	1.49%	2.23%
Portfolio turnover rate.	116%	72%	206%	122%	167%

See Notes to Financial Statements.

Notes to Financial Statements

June 30, 2006

NOTE 1 – Significant Accounting Policies

Waddell & Reed Advisors Asset Strategy Fund, Inc. (the Fund) is registered under the Investment Company Act of 1940 as a diversified, open-end management investment company. Its investment objective is to provide a high total return over the long term through investments in stocks, bonds and short-term instruments. The following is a summary of significant accounting policies consistently followed by the Fund in the preparation of its financial statements. The policies are in conformity with accounting principles generally accepted in the United States of America.

A. Security valuation – Each stock and convertible bond is valued at the latest sale price thereof on each business day of the fiscal period as reported by the principal securities exchange on which the issue is traded or, if no sale is reported for a stock, the average of the latest bid and asked prices. Bonds, other than convertible bonds, are valued using a pricing system provided by a pricing service or dealer in bonds. Convertible bonds are valued using this pricing system only on days when there is no sale reported. Stocks which are traded over-the-counter are priced using the Nasdaq Stock Market, which provides information on bid and asked prices quoted by major dealers in such stocks. Gold bullion is valued at the last settlement price for current delivery as calculated by the Commodity Exchange, Inc. as of the close of that exchange. Restricted securities and securities for which quotations are not readily available or are deemed not to be reliable because of significant events or circumstances identified between the closing of their principal markets and the closing of the New York Stock Exchange are valued at fair value as determined in good faith under procedures established by and under the general supervision of the Fund's Board of Directors. Management's valuation committee makes fair value determinations for the Fund, subject to the supervision of the Board of Directors. Short-term debt securities, purchased with less than 60 days to maturity, are valued at amortized cost, which approximates market value. Short-term debt securities denominated in foreign currencies are valued at amortized cost in that currency.

B. Security transactions and related investment income – Security transactions are accounted for on the trade date (date the order to buy or sell is executed). Securities gains and losses are calculated on the identified cost basis. Premium and discount on the purchase of bonds are amortized for both financial and tax reporting purposes over the remaining lives of the bonds. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis. See Note 3 – Investment Securities Transactions.

C. Foreign currency translations – All assets and liabilities denominated in foreign currencies are translated into U.S. dollars daily. Purchases and sales of investment securities and accruals of income and expenses are translated at the rate of exchange prevailing on the date of the transaction. For assets and liabilities other than investments in securities, net realized and unrealized gains and losses from foreign currency translations arise from changes in currency exchange rates. The Fund combines fluctuations from currency exchange rates and fluctuations in market value when computing net realized and unrealized gain or loss from investments.

D. Forward foreign currency exchange contracts – A forward foreign currency exchange contract (Forward Contract) is an obligation to purchase or sell a specific currency at a future date at a fixed price. Forward Contracts are marked-to-market daily at the applicable translation rates and the resulting unrealized gains or losses are reflected in the Fund's financial statements. Gains or losses are realized by the Fund at the time the Forward Contract is extinguished. Contracts may be extinguished either by entry into a closing transaction or by delivery of the currency. Risks may arise from the possibility that the other party will not complete the obligations of the contract and from unanticipated movements in the value of the foreign currency relative to the U.S. dollar. The Fund uses Forward Contracts to attempt to reduce the overall risk of its investments.

E. Federal income taxes – It is the Fund's policy to distribute all of its taxable income and capital gains to its shareholders and otherwise qualify as a regulated investment company under Subchapter M of the Internal Revenue Code. In addition, the Fund intends to pay distributions as required to avoid imposition of excise tax. Accordingly, provision has not been made for Federal income taxes. See Note 4 – Federal Income Tax Matters.

F. Dividends and distributions – Dividends and distributions to shareholders are recorded by the Fund on the business day following record date. Net investment income dividends and capital gains distributions are determined in accordance with income tax regulations which may differ from accounting principles generally accepted in the United States of America. These differences are due to differing treatments for items such as deferral of wash sales and post-October losses, foreign currency transactions, net operating losses and expiring capital loss carryovers. At June 30, 2006, the following amounts were reclassified:

Accumulated Undistributed Net Realized Gain on Investment Transactions	Accumulated Undistributed Net Investment Income	Additional Paid-in Capital
$842,092	$(1,331,615)	$489,523

Net investment income and net assets were not affected by this change.

G. Recently Issued Accounting Standard – In June 2006, the Financial Accounting Standards Board (FASB) issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB statement No. 109 (FIN 48). FIN 48 prescribes the minimum recognition threshold a tax position must meet in connection with accounting for uncertainties in income tax positions taken or expected to be taken by an entity, including mutual funds, in a tax return before being measured and recognized in the financial statements. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Fund will adopt FIN 48 during 2007 and the impact on the Fund's financial statements, if any, is currently being assessed.

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

NOTE 2 – Investment Management and Payments to Affiliated Persons

Waddell & Reed Investment Management Company (WRIMCO), a wholly owned subsidiary of Waddell & Reed, Inc. (W&R), serves as the Fund's investment manager. The Fund pays a fee for investment management services. The fee is computed and paid daily based on the net asset value at the close of business. The fee is payable by the Fund at the annual rates of: 0.70% of net assets up to $1 billion, 0.65% of net assets over $1 billion and up to $2 billion, 0.60% of net assets over $2 billion and up to $3 billion, and 0.55% of net assets over $3 billion.

The Fund has an Accounting Services Agreement with Waddell & Reed Services Company (WRSCO), a wholly owned subsidiary of W&R. Under the agreement, WRSCO acts as the agent in providing accounting services and assistance to the Fund and pricing daily the value of shares of the Fund. For these services, the Fund pays WRSCO a monthly fee of one-twelfth of the annual fee shown in the following table:

Accounting Services Fee

Average Net Asset Level (in millions)	Annual Fee Rate for Each Level
From $ 0 to $ 10	$ 0
From $ 10 to $ 25	$ 11,500
From $ 25 to $ 50	$ 23,100
From $ 50 to $ 100	$ 35,500
From $ 100 to $ 200	$ 48,400
From $ 200 to $ 350	$ 63,200
From $ 350 to $ 550	$ 82,500
From $ 550 to $ 750	$ 96,300
From $ 750 to $1,000	$121,600
$1,000 and Over	$148,500

In addition, for each class of shares in excess of one, the Fund pays WRSCO a monthly per-class fee equal to 2.5% of the monthly accounting services base fee.

The Fund also pays monthly a fee at the annual rate of 0.01% or one basis point for the first $1 billion of net assets with no fee charged for net assets in excess of $1 billion.

For Class A, Class B and Class C shares, the Fund pays WRSCO a monthly per account charge for shareholder servicing of $1.5792 for each shareholder account which was in existence at any time during the prior month. With respect to Class Y shares, the Fund pays WRSCO a monthly fee at an annual rate of 0.15% of the average daily net assets of the class for the preceding month. The Fund also reimburses W&R and WRSCO for certain out-of-pocket costs for all classes.

As principal underwriter for the Fund's shares, W&R received gross sales commissions for Class A shares (which are not an expense of the Fund) of $10,638,254. A contingent deferred sales charge (CDSC) may be assessed against a shareholder's redemption amount of Class A, Class B and Class C shares and paid to W&R. During the fiscal year ended June 30, 2006, W&R received $2,327, $100,449 and $9,368 in CDSC for Class A, Class B and Class C shares, respectively. With respect to Class A, Class B and Class C shares, W&R paid sales commissions of $6,733,480 and all expenses in connection with the sale of Fund shares, except for registration fees and related expenses.

Under a Distribution and Service Plan for Class A shares adopted by the Fund pursuant to Rule 12b–1 under the Investment Company Act of 1940, the Fund may pay a distribution and/or service fee to W&R in an amount not to exceed 0.25% of the Fund's Class A average annual net assets. The fee is to be paid to reimburse W&R for amounts it expends in connection with the distribution of the Class A shares and/or provision of personal services to Fund shareholders and/or maintenance of shareholder accounts.

Under the Distribution and Service Plan adopted by the Fund for Class B and Class C shares, respectively, the Fund may pay W&R a service fee of up to 0.25%, on an annual basis, of the average daily net assets of the class to compensate W&R for providing services to shareholders of that class and/or maintaining shareholder accounts for that class and a distribution fee of up to 0.75%, on an annual basis, of the average daily net assets of the class to compensate W&R for distributing the shares of that class.

The Fund paid Directors' regular compensation of $48,503, which is included in other expenses.

W&R is a subsidiary of Waddell & Reed Financial, Inc., a public holding company, and a direct subsidiary of Waddell & Reed Financial Services, Inc., a holding company.

NOTE 3 – Investment Securities Transactions

Purchases of investment securities, other than U.S. government obligations and short-term securities, aggregated $1,282,696,038, while proceeds from maturities and sales aggregated $1,177,598,914. Purchases of options aggregated $3,952,457, while proceeds from sales of options aggregated $4,363,993. Purchases of short-term securities and U.S. government obligations aggregated $5,395,682,087 and $30,330,057, respectively. Proceeds from maturities and sales of short-term securities and U.S. government obligations aggregated $5,077,015,746 and $6,101,730, respectively. Purchases of gold bullion aggregated $57,824,639, while proceeds from maturities and sales aggregated $44,646,469.

For Federal income tax purposes, cost of investments owned at June 30, 2006 was $1,345,231,251, resulting in net unrealized appreciation of $217,001,506, of which $229,402,874 related to appreciated securities and $12,401,368 related to depreciated securities.

NOTE 4 – Federal Income Tax Matters

For Federal income tax purposes, the Fund's distributed and undistributed earnings and profit for the fiscal year ended June 30, 2006 and the related capital loss carryover and post-October activity were as follows:

Net ordinary income	$ 64,636,114
Distributed ordinary income	18,629,799
Undistributed ordinary income	53,852,432
Realized long-term capital gains	176,559,088
Distributed long-term capital gains	14,067,194
Undistributed long-term capital gains	167,162,831
Capital loss carryover	—
Post-October losses deferred	370,627

Internal Revenue Code regulations permit the Fund to defer into its next fiscal year net capital losses or net long-term capital losses and net foreign currency losses incurred between each November 1 and the end of its fiscal year (post-October losses).

NOTE 5 – Multiclass Operations

The Fund currently offers four classes of shares, Class A, Class B, Class C and Class Y, each of which have equal rights as to assets and voting privileges. Class Y shares are not subject to a sales charge on purchases, are not subject to a Rule 12b–1 Distribution and Service Plan and are subject to a separate shareholder servicing fee structure. A comprehensive discussion of the terms under which shares of each class are offered is contained in the Prospectus and the Statement of Additional Information for the Fund.

Income, non-class specific expenses, and realized and unrealized gains and losses are allocated daily to each class of shares based on the value of their relative net assets as of the beginning of each day adjusted for the prior day's capital share activity.

Transactions in capital stock are summarized below. Amounts are in thousands.

	For the fiscal year ended June 30,	
	2006	2005
Shares issued from sale of shares:		
Class A	62,284	25,689
Class B	2,741	2,062
Class C	3,344	1,382
Class Y	367	109
Shares issued from reinvestment of dividends and/or capital gains distribution:		
Class A	3,179	1,562
Class B	290	134
Class C	122	44
Class Y	15	9
Shares redeemed:		
Class A	(14,658)	(12,880)
Class B	(1,286)	(1,441)
Class C	(859)	(748)
Class Y	(151)	(38)
Increase in outstanding capital shares	55,388	15,884
Value issued from sale of shares:		
Class A	$592,956	$192,121
Class B	25,935	15,334
Class C	31,896	10,379
Class Y	3,613	837
Value issued from reinvestment of dividends and/or capital gains distribution:		
Class A	28,578	11,563
Class B	2,610	987
Class C	1,096	328
Class Y	135	64
Value redeemed:		
Class A	(139,899)	(94,347)
Class B	(12,067)	(10,560)
Class C	(8,087)	(5,502)
Class Y	(1,462)	(278)
Increase in outstanding capital	$525,304	$120,926

NOTE 6 – Options

Options purchased by the Fund are accounted for in the same manner as marketable portfolio securities. The cost of portfolio securities acquired through the exercise of call options is increased by the premium paid to purchase the call. The proceeds from securities sold through the exercise of put options are decreased by the premium paid to purchase the put.

When the Fund writes (sells) an option, an amount equal to the premium received by the Fund is recorded as a liability. The amount of the liability is subsequently adjusted to reflect the current market value of the option written. The current market value of an option is the last sales price on the principal exchange on which the option is traded or, in the absence of transactions, the mean between the bid and asked prices or a value supplied by a broker-dealer. When an option expires on its stipulated expiration date or the Fund enters into a closing purchase transaction, the Fund realizes a gain (or loss if the cost of a closing purchase transaction exceeds the premium received when the call option was sold) and the liability related to such option is extinguished. When a written call option is exercised, the premium is added to the proceeds from the sale of the underlying security in determining whether the Fund has realized a gain or loss. When a written put option is exercised, the cost basis of the securities purchased by the Fund is reduced by the amount of the premium received.

Transactions in written call options were as follows:

	Number of Contracts	Premium Received
Outstanding at June 30, 2005	—	$ —
Options written	12,994	3,187,512
Options terminated in closing purchase transactions	(8,978)	(2,964,597)
Options exercised	—	—
Options expired	(4,016)	(222,915)
Outstanding at June 30, 2006	—	$ —

Transactions in written put options were as follows:

	Number of Contracts	Premium Received
Outstanding at June 30, 2005	—	$ —
Options written	10,096	1,729,959
Options terminated in closing purchase transactions	(10,096)	(1,729,959)
Options exercised	—	—
Options expired	—	—
Outstanding at June 30, 2006	—	$ —

NOTE 7 – Futures

No price is paid upon entering into a futures contract. Instead, upon entering into a futures contract, the Fund is required to deposit, in a segregated account, an amount of cash or United States Treasury Bills equal to a varying specified percentage of the contract amount. This amount is known as the initial margin. Subsequent payments (variation margins) are made or received by the Fund each day, dependent on the daily fluctuations in the value of the underlying debt security or index. These changes in the variation margins are recorded by the Fund as unrealized gains or losses. Upon the closing of the contract, the cumulative net change in the variation margin is recorded as realized gain or loss. The Fund uses futures to attempt to reduce the overall risk of its investments.

NOTE 8 – Swaps

The Fund may invest in swap agreements, which are agreements to exchange the return generated by one instrument for the return generated by another instrument. The Fund may enter into credit default, total return, variance and other swap agreements to: 1) preserve a return or a spread on a particular investment or portion of its portfolio; 2) to protect against any increase in the price of securities the Fund anticipates purchasing at a later date; or 3) to attempt to enhance yield.

Credit default swaps involve the exchange of a fixed rate premium for protection against the loss in value of an underlying security in the event of a defined credit event, such as payment default or bankruptcy. Under a credit default swap one party acts as a guarantor by receiving the fixed periodic payment in exchange for the commitment to purchase the underlying security at par if the defined credit event occurs. The Fund may enter into credit default swaps in which either it or its counterparty act as the guarantor.

Total return swaps involve a commitment to pay periodic interest payments in exchange for a market-linked return based on a security or a basket of securities representing a variety of securities or a particular index. To the extent the total return of the security, index or other financial measure underlying the transaction exceeds or falls short of the offsetting interest rate obligation, the Fund will receive a payment from or make a payment to the counterparty.

Variance swaps involve a contract in which two parties agree to exchange cash flows based on the measured variance of a specified underlying security or index during a certain time period. On the trade date, the two parties agree on the strike price of the contract (the reference level against which cash flows are exchanged), as well as the number of units in the transaction and the length of the contract. Like an option contract, the value of a variance swap is influenced by both realized and implied volatility, as well as the passage of time. The Fund may enter into variance swaps to manage volatility risk.

The creditworthiness of firms with which the Fund enters into a swap agreement is monitored by WRIMCO. If a firm's creditworthiness declines, the value of the agreement would likely decline, potentially resulting in losses. If a default occurs by the counterparty to such a transaction, the Fund will have contractual remedies pursuant to the agreement related to the transaction.

Swaps are marked-to-market daily based on dealer-supplied valuations and changes in value, if any, are recorded as unrealized appreciation (depreciation) in the Statement of Operations. Collateral, in the form of cash or securities, may be required to be held in segregated accounts with the custodian or counterparty. Payments received or made at the beginning of the measurement period are reflected as such on the Statement of Assets and Liabilities. These upfront payments, as well as any periodic payments, are recorded as realized gain or loss in the Statement of Operations. Gains or losses may be realized upon termination of the swap agreement.

Entering in swap agreements involves certain risks. Among these are possible failure of the counterparty to fulfill its obligations, possible lack of liquidity, and unfavorable changes in interest rates or underlying investments.

NOTE 9 – Regulatory and Litigation Matters

On July 24, 2006, WRIMCO, Waddell & Reed, Inc. and Waddell & Reed Services Company (collectively, Waddell & Reed) reached a settlement with each of the SEC, the New York Attorney General (NYAG) and the Securities Commissioner of the State of Kansas to resolve proceedings brought by each regulator in connection with its investigation of frequent trading and market timing in certain Waddell & Reed Advisors Funds.

Under the terms of the SEC's cease-and desist order (SEC Order), pursuant to which Waddell & Reed neither admitted nor denied any of the findings contained therein, among other provisions Waddell & Reed has agreed to: pay $40 million in disgorgement and $10 million in civil money penalties; cease and desist from violations of the antifraud provisions and certain other provisions of the federal securities laws; maintain certain compliance and ethics oversight structures; retain an independent consultant to periodically review Waddell & Reed's supervisory, compliance, control and other policies and procedures; and retain an independent distribution consultant (described below). According to the SEC Order, the SEC found that some market timers made profits in some of the Waddell & Reed Advisors Funds, and that this may have caused some dilution in those Funds. Also, the SEC found that Waddell & Reed failed to make certain disclosures to the Waddell & Reed Advisors Funds' Boards of Directors and shareholders regarding the market timing activity and Waddell & Reed's acceptance of service fees from some market timers.

The Assurance of Discontinuance with the NYAG (NYAG Settlement), pursuant to which Waddell & Reed neither admitted nor denied any of the findings contained therein, among its conditions requires that Waddell & Reed: reduce the aggregate investment management fees paid by the Waddell & Reed Advisors Funds and by W&R Target Funds, Inc. (the Funds) by $5 million per year for five years, for a projected total of $25 million in investment management fee reductions; bear the costs of an independent fee consultant to be retained by the Funds to review and consult regarding the Funds' investment management fee arrangements; and make additional investment management fee-related disclosures to Fund shareholders. The NYAG Settlement also effectively requires that the Funds implement certain governance measures designed to maintain the independence of the Funds' Boards of Directors and appoint an independent compliance consultant responsible for monitoring the Funds' and WRIMCO's compliance with applicable laws.

The consent order issued by the Securities Commissioner of the State of Kansas (Kansas Order), pursuant to which Waddell & Reed neither admitted nor denied any of the findings contained therein, requires Waddell & Reed to pay a fine of $2 million to the Office of the Commissioner.

The SEC Order further requires that the $50 million in settlement amounts described above will be distributed in accordance with a distribution plan developed by an independent distribution consultant, in consultation with Waddell & Reed, and that is agreed to by the SEC staff and the Funds' Disinterested Directors. The SEC Order requires that the independent distribution consultant develop a methodology and distribution plan pursuant to which Fund shareholders shall receive their proportionate share of losses, if any, suffered by the Funds due to market timing. Therefore, it is not currently possible to specify which particular Fund shareholders or groups of Fund shareholders will receive distributions of those settlement monies or in what proportion and amounts.

The foregoing is only a summary of the SEC Order, NYAG Settlement and Kansas Order. A copy of the SEC Order will be available on the SEC's website at www.sec.gov. A copy of the SEC Order, NYAG Settlement and Kansas Order is available as part of the Waddell & Reed Financial, Inc. Form 8-K as filed on July 24, 2006.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders,
Waddell & Reed Advisors Asset Strategy Fund, Inc.:

We have audited the accompanying statement of assets and liabilities, including the schedule of investments, of Waddell & Reed Advisors Asset Strategy Fund, Inc. (the "Fund"), as of June 30, 2006, and the related statement of operations for the fiscal year then ended, the statements of changes in net assets for each of the two fiscal years in the period then ended, and the financial highlights for the periods presented. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. The Fund is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of June 30, 2006, by correspondence with the custodian and brokers; where replies were not received from brokers, we performed other auditing procedures. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Waddell & Reed Advisors Asset Strategy Fund, Inc. as of June 30, 2006, the results of its operations for the fiscal year then ended, the changes in its net assets for each of the two fiscal years in the period then ended, and the financial highlights for the periods presented, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP
Kansas City, Missouri
August 15, 2006

Income Tax Information

The amounts of the distributions below, multiplied by the number of shares owned by you on the record dates, will give you the total amounts to be reported in your Federal income tax return for the years in which they were received or reinvested.

| | | PER-SHARE AMOUNTS REPORTABLE AS: | | | | | |
| | | For Individuals | | | For Corporations | | |
Record Date	Total	Qualifying	Non-Qualifying	Long-Term Capital Gain	Qualifying	Non-Qualifying	Long-Term Capital Gain
			Class A				
9-14-05	$0.01650	$0.01010	$0.00640	$ —	$0.00380	$0.01270	$ —
12-14-05	0.27120	0.09170	0.05810	0.12140	0.03420	0.11560	0.12140
3-15-06	—	—	—	—	—	—	—
6-14-06	—	—	—	—	—	—	—
Total	$0.28770	$0.10180	$0.06450	$0.12140	$0.03800	$0.12830	$0.12140
			Class B				
9-14-05	$ —	$ —	$ —	$ —	$ —	$ —	$ —
12-14-05	0.25520	0.08190	0.05190	0.12140	0.03050	0.10330	0.12140
3-15-06	—	—	—	—	—	—	—
6-14-06	—	—	—	—	—	—	—
Total	$0.25520	$0.08190	$0.05190	$0.12140	$0.03050	$0.10330	$0.12140
			Class C				
9-14-05	$ —	$ —	$ —	$ —	$ —	$ —	$ —
12-14-05	0.25520	0.08190	0.05190	0.12140	0.03050	0.10330	0.12140
3-15-06	—	—	—	—	—	—	—
6-14-06	—	—	—	—	—	—	—
Total	$0.25520	$0.08190	$0.05190	$0.12140	$0.03050	$0.10330	$0.12140
			Class Y				
9-14-05	$0.02450	$0.01500	$0.00950	$ —	$0.00560	$0.01890	$ —
12-14-05	0.27820	0.09600	0.06080	0.12140	0.03580	0.12100	0.12140
3-15-06	—	—	—	—	—	—	—
6-14-06	—	—	—	—	—	—	—
Total	$0.30270	$0.11100	$0.07030	$0.12140	$0.04140	$0.13990	$0.12140

CORPORATION DEDUCTIONS – Under Federal tax law, the amounts reportable as Qualifying Dividends are eligible for the dividends received deduction in the year received as provided by Section 243 of the Internal Revenue Code.

The tax status of dividends paid will be reported to you on Form 1099-DIV after the close of the applicable calendar year.

Shareholders are advised to consult with their tax adviser concerning the tax treatment of dividends and distributions from the Fund.

The Board of Directors of Waddell & Reed Advisors Asset Strategy Fund, Inc.

Each of the individuals listed below serves as a director for the Fund, and for the other portfolios within the Waddell & Reed Advisors Funds, Waddell & Reed InvestEd Portfolios, Inc. and W&R Target Funds, Inc. (collectively, the Advisors Fund Complex), except that Robert L. Hechler is not a Director of W&R Target Funds, Inc. The Advisors Fund Complex, together with the Ivy Family of Funds, comprise the Waddell & Reed Fund Complex (Fund Complex). The Ivy Family of Funds consists of the portfolios in the Ivy Funds and Ivy Funds, Inc.

A director is "interested" by virtue of his or her current or former engagement as an officer of Waddell & Reed Financial, Inc. (WDR) or its wholly owned subsidiaries, including the funds' investment advisor, Waddell & Reed Investment Management Company (WRIMCO); the funds' principal underwriter, Waddell & Reed, Inc. (W&R); and the funds' transfer agent, Waddell & Reed Services Company (WRSCO), as well as by virtue of their personal ownership of shares of WDR. The other directors (more than a majority of the total number) are disinterested; that is, they are not employees or officers of, and have no financial interest in, WDR or any of its wholly owned subsidiaries, including W&R, WRIMCO and WRSCO. Each director serves an indefinite term, until he or she dies, resigns, is removed or becomes disqualified.

David P. Gardner serves as the Independent Chair of the Fund's Board and of the board of directors of the other funds in the Advisors Fund Complex.

Additional Information about Directors

The Statement of Additional Information (SAI) for the Fund includes additional information about the Fund's directors. The SAI is available without charge, upon request, by calling 1.888.WADDELL. It is also available on the Waddell & Reed website, www.waddell.com.

DISINTERESTED DIRECTORS

James M. Concannon (58)
6300 Lamar Avenue, Overland Park, KS 66202
Position held with Fund: Director
Number of portfolios overseen by Director: 46
Director since: 1997
Director of Funds in the Fund Complex since: 1997
Principal Occupations during Past 5 Years: Professor of Law, Washburn Law School; Dean, Washburn Law School (until 2001)
Other Directorships held by Director: Director, Kansas Legal Services for Prisoners, Inc.

John A. Dillingham (67)
4040 Northwest Claymont Drive, Kansas City, MO 64116
Position held with Fund: Director
Number of portfolios overseen by Director: 46
Director since: 1997
Director of Funds in the Fund Complex since: 1997
Principal Occupations during Past 5 Years: President and Director, JoDill Corp. and Dillingham Enterprises, Inc., both farming enterprises; President, Missouri Institute of Justice
Other Directorships held by Director: Director, Salvation Army; Advisory Director, UMB Northland Board (financial services)

David P. Gardner (73)
6300 Lamar Avenue, Overland Park, KS 66202
Positions held with Fund: Director, Independent Chair
Number of portfolios overseen by Director: 46
Director since: 1998; Independent Chair since: 2006
Director of Funds in the Fund Complex since: 1998
Principal Occupation during Past 5 Years: Senior Advisor to the President, J. Paul Getty Trust; formerly, Professor, University of Utah (until 2005)
Other Directorships held by Director: none

Linda K. Graves (52)
6300 Lamar Avenue, Overland Park, KS 66202
Position held with Fund: Director
Number of portfolios overseen by Director: 46
Director since: 1995
Director of Funds in the Fund Complex since: 1995
Principal Occupation during Past 5 Years: First Lady of Kansas (until 2003)
Other Directorships held by Director: Chairman and Director, Greater Kansas City Community Foundation

Joseph Harroz, Jr. (39)
6300 Lamar Avenue, Overland Park, KS 66202
Position held with Fund: Director
Number of portfolios overseen by Director: 73
Director since: 1998
Director of Funds in the Fund Complex since: 1998
Principal Occupations during Past 5 Years: Vice President and General Counsel of the Board of Regents, University of Oklahoma; Adjunct Professor, University of Oklahoma Law School; Managing Member, Harroz Investments, LLC, commercial enterprise investments; formerly, Consultant, MTV Associates (2004)
Other Directorships held by Director: Director and Shareholder, Valliance Bank; Independent Chair and Director, Ivy Funds, Inc.; Independent Chair and Trustee, Ivy Funds

John F. Hayes (86)

6300 Lamar Avenue, Overland Park, KS 66202

Position held with Fund: Director

Number of portfolios overseen by Director: 46

Director since: 1994

Director of Funds in the Fund Complex since: 1988

Principal Occupation during Past 5 Years: Shareholder, Gilliland & Hayes, PA, a law firm; formerly, Chairman, Gilliland & Hayes (until 2003)

Other Directorships held by Director: Director, Central Bank & Trust; Director, Central Financial Corp.

Glendon E. Johnson (82)

6300 Lamar Avenue, Overland Park, KS 66202

Position held with Fund: Director

Number of portfolios overseen by Director: 46

Director since: 1994

Director of Funds in the Fund Complex since: 1971

Principal Occupations during Past 5 Years: Chairman and Chief Executive Officer (CEO) of Castle Valley Ranches, LLC

Other Directorships held by Director: Chairman and CEO of the Wellness Council of America; Member, Advisory Council of the Boy Scouts of America

Frank J. Ross, Jr. (53)

Polsinelli Shalton Welte Suelthaus, 700 W 47th Street, Suite 1000, Kansas City, MO 64112

Position held with Fund: Director

Number of portfolios overseen by Director: 46

Director since: 1996

Director of Funds in the Fund Complex since: 1996

Principal Occupation during Past 5 Years: Shareholder/Director, Polsinelli Shalton Welte Suelthaus, a law firm

Other Directorships held by Director: Director, Columbian Bank & Trust

Eleanor B. Schwartz (69)

6300 Lamar Avenue, Overland Park, KS 66202

Position held with Fund: Director

Number of portfolios overseen by Director: 73

Director since: 1995

Director of Funds in the Fund Complex since: 1995

Principal Occupations during Past 5 Years: Professor Emeritus, University of Missouri at Kansas City; formerly, Professor of Business Administration, University of Missouri at Kansas City (until 2003)

Other Directorships held by Director: Director, Ivy Funds, Inc.; Trustee, Ivy Funds

Frederick Vogel III (70)

6300 Lamar Avenue, Overland Park, KS 66202

Position held with Fund: Director

Number of portfolios overseen by Director: 46

Director since: 1994

Director of Funds in the Fund Complex since: 1971

Principal Occupation during Past 5 Years: Member, Board of Directors, The Terra Foundation for American Art (Chicago); Vice President, Treasurer and Trustee, The Layton Art Collection, Inc.; Member of the Directors Advisory Committee for American Art

Other Directorships held by Director: None

INTERESTED DIRECTORS

Robert L. Hechler (69)

6300 Lamar Avenue, Overland Park, KS 66202

Positions held with Fund: Director; formerly, President, Principal Financial Officer

Number of portfolios overseen by Director: 25

Director since: 1998

Director of Funds in the Fund Complex since: 1998

Principal Occupations during Past 5 Years: Consultant of WDR and W&R; Director of WDR (until 2003); Executive Vice President and Chief Operating Officer of WDR (until 2001); Principal Financial Officer, Treasurer, CEO and President of W&R (until 2001); Director, Executive Vice President, Principal Financial Officer and Treasurer of WRIMCO (until 2001); Director and Treasurer of WRSCO (until 2001)

Other Directorships held by Director: None

Henry J. Herrmann (63)

6300 Lamar Avenue, Overland Park, KS 66202

Positions held with Fund: Director and President

Number of portfolios overseen by Director: 73

Director since: 1998; President since: 2001

Director of Funds in the Fund Complex since: 1998

Principal Occupation(s) during Past 5 Years: CEO of WDR; formerly, Chief Investment Officer (CIO) and President of WDR (until 2005); President, CEO and Chairman of WRIMCO; formerly, CIO of WRIMCO (until 2005); President, CEO and Chairman of Ivy Investment Management Company (IICO), an affiliate of WDR; formerly, Chief Investment Officer of IICO, (until 2005); President of each of the Funds in the Fund Complex

Other Directorships held by Director: Director of WDR, W&R, WRIMCO, WRSCO, IICO; Director, Austin, Calvert & Flavin, an affiliate of WRIMCO; Director, Ivy Funds Distributor, Inc. (IFDI) an affiliate of WDR; Director, Ivy Funds, Inc.; Trustee, Ivy Funds

OFFICERS

Theodore W. Howard (63)

6300 Lamar Avenue, Overland Park, KS 66202

Positions held with Fund: Treasurer, Principal Accounting Officer and Vice President, since 1994; Principal Financial Officer since 2002

Positions held with Funds in the Fund Complex: Treasurer and Principal Accounting Officer since 1976; Vice President since 1987; Principal Financial Officer since 2002

Principal Occupation(s) during Past 5 Years: Senior Vice President of WRSCO; Treasurer, Principal Accounting Officer, Vice President and Principal Financial Officer of each of the Funds in the Fund Complex; Assistant Treasurer of Ivy Funds (until 2003); Vice President of WRSCO (until 2001)

Directorships held: None

Kristen A. Richards (38)

6300 Lamar Avenue, Overland Park, KS 66202

Positions held with Fund: Vice President, Secretary and Associate General Counsel since 2000

Positions held with Funds in the Fund Complex: Vice President, Secretary and Associate General Counsel since 2000

Principal Occupation(s) during Past 5 Years: Vice President, Associate General Counsel and Chief Compliance Officer of WRIMCO and IICO; Vice President and Secretary of each of the Funds in the Fund Complex

Directorships held: None

Daniel C. Schulte (40)

6300 Lamar Avenue, Overland Park, KS 66202

Positions held with Fund: Vice President, Assistant Secretary and General Counsel since 2000

Positions held with Funds in the Fund Complex: Vice President, Assistant Secretary and General Counsel since 2000

Principal Occupation(s) during Past 5 Years: Senior Vice President and General Counsel of WDR, W&R, WRIMCO, IICO, IFDI and WRSCO; formerly, Secretary of WDR, WRIMCO, W&R, WRSCO, and IFDI (until 2004); formerly, Assistant Secretary of WDR (until 2005); formerly, Assistant Secretary of IICO (until 2006); Vice President, General Counsel and Assistant Secretary of each of the Funds in the Fund Complex

Directorships held: None

Scott Schneider (38)

6300 Lamar Avenue, Overland Park, KS 66202

Positions held with Fund: Chief Compliance Officer since 2004

Positions held with Funds in the Fund Complex: Chief Compliance Officer since 2004

Principal Occupation(s) during Past 5 Years: Chief Compliance Officer for each of the Funds in the Fund Complex; formerly, Senior Attorney and Compliance Officer for each of the Funds in the Fund Complex (until 2004)

Directorships held: None

Annual Privacy Notice

Waddell & Reed, Inc., Waddell & Reed Advisors Group of Mutual Funds and Waddell & Reed InvestEd Portfolios, Inc. (Waddell & Reed) are committed to ensuring their customers have access to a broad range of products and services to help them achieve their personal financial goals. In the course of doing business with Waddell & Reed, customers are requested to share financial information and they may be asked to provide other personal details. Customers can be assured that Waddell & Reed is diligent in its efforts to keep such information confidential.

Recognition of a Customer's Expectation of Privacy

At Waddell & Reed, we believe the confidentiality and protection of customer information is one of our fundamental responsibilities. And while information is critical to providing quality service, we recognize that one of our most important assets is our customers' trust. Thus, the safekeeping of customer information is a priority for Waddell & Reed.

Information Collected

In order to tailor available financial products to your specific needs, Waddell & Reed may request that you complete a variety of forms that require nonpublic personal information about your financial history and other personal details, including but not limited to, your name, address, social security number, assets, income and investments. Waddell & Reed may also gather information about your transactions with us, our affiliates and others.

Categories of Information that may be Disclosed

While Waddell & Reed may disclose information it collects from applications and other forms, as described above, we at Waddell & Reed also want to assure all of our customers that whenever information is used, it is handled with discretion. The safeguarding of customer information is an issue we take seriously.

Categories of Parties to whom we disclose nonpublic personal information

Waddell & Reed may disclose nonpublic personal information about you to the following types of third parties: selectively chosen financial service providers, whom we believe have valuable products or services that could benefit you. Whenever we do this, we carefully review the company and the product or service to make sure that it provides value to our customers. We share the minimum amount of information necessary for that company to offer its product or service. We may also share information with unaffiliated companies that assist us in providing our products and services to our customers; in the normal course of our business (for example, with consumer reporting agencies and government agencies); when legally required or permitted in connection with fraud investigations and litigation; and at the request or with the permission of a customer.

Opt Out Right

If you prefer that we not disclose nonpublic personal information about you to nonaffiliated third parties, you may opt out of those disclosures, that is, you may direct us not to make those disclosures (other than disclosures permitted by law). If you wish to opt out of disclosures to nonaffiliated third parties, please provide a written request to opt out with your name and account number(s) or social security number to: Waddell & Reed, Attn: Opt Out Notices, P.O. Box 29220, Shawnee Mission, Kansas 66201. You may also call 1.888.WADDELL and a Client Services Representative will assist you.

Confidentiality and Security

We restrict access to nonpublic personal information about you to those employees who need to know that information to provide products and services to you. We maintain physical, electronic, and procedural safeguards that comply with federal standards to guard your nonpublic personal information. If you decide to close your account(s) or become an inactive customer, we will adhere to the privacy policies and practices as described in this notice.

Proxy Voting Information

Proxy Voting Guidelines

A description of the policies and procedures Waddell & Reed Advisors Group of Mutual Funds uses to determine how to vote proxies relating to portfolio securities is available (i) without charge, upon request, by calling 1.888.WADDELL and (ii) on the Securities and Exchange Commission's (SEC) website at www.sec.gov.

Proxy Voting Records

Information regarding how the Fund voted proxies relating to portfolio securities during the most recent 12-month period ended June 30 is available on Form N-PX through Waddell & Reed's website at www.waddell.com and on the SEC's website at www.sec.gov.

Quarterly Portfolio Schedule Information

A complete schedule of portfolio holdings for the first and third quarters of each fiscal year will be filed with the Securities and Exchange Commission (SEC) on the Fund's Form N-Q. This form may be obtained in the following ways:

- On the SEC's website at www.sec.gov.
- For review and copy at the SEC's Public Reference Room in Washington, DC. Information on the operations of the Public Reference Room may be obtained by calling 1.800.SEC.0330.
- On Waddell & Reed's website at www.waddell.com.

Householding Notice

If you currently receive one copy of the shareholder reports and prospectus for your household (even if more than one person in your household owns shares of the Fund) and you would prefer to receive separate shareholder reports and prospectuses for each account holder living at your address, you can do either of the following:

Fax your request to 800.532.2749.

Write to us at the address listed on the back cover.

Please list each account for which you would like to receive separate shareholder reports and prospectus mailings. We will resume sending separate documents within 30 days of receiving your request.

To All Traditional IRA Planholders:

As required by law, we are hereby providing notice to you that income tax may be withheld automatically from any distribution or withdrawal from a traditional IRA. The Fund is generally required to withhold taxes unless you make a written election not to have taxes withheld. The election may be made on the distribution/withdrawal form provided by Waddell & Reed, Inc. which can be obtained from your Waddell & Reed financial advisor or by submitting Internal Revenue Service Form W–4P. Once made, an election can be revoked by providing written notice to Waddell & Reed, Inc. If you elect not to have tax withheld you may be required to make payments of estimated tax. Penalties may be imposed by the IRS if withholding and estimated tax payments are not adequate.

This page is for your notes and calculations.

The Waddell & Reed Advisors Funds Family

Global/International Funds
>   Waddell & Reed Advisors Global Bond Fund
>   Waddell & Reed Advisors International Growth Fund

Domestic Equity Funds
>   Waddell & Reed Advisors Accumulative Fund
>   Waddell & Reed Advisors Core Investment Fund
>   Waddell & Reed Advisors Dividend Income Fund
>   Waddell & Reed Advisors New Concepts Fund
>   Waddell & Reed Advisors Small Cap Fund
>   Waddell & Reed Advisors Tax-Managed Equity Fund
>   Waddell & Reed Advisors Value Fund
>   Waddell & Reed Advisors Vanguard Fund

Fixed Income Funds
>   Waddell & Reed Advisors Bond Fund
>   Waddell & Reed Advisors Government Securities Fund
>   Waddell & Reed Advisors High Income Fund
>   Waddell & Reed Advisors Limited-Term Bond Fund
>   Waddell & Reed Advisors Municipal Bond Fund
>   Waddell & Reed Advisors Municipal High Income Fund

Money Market Funds
>   Waddell & Reed Advisors Cash Management

Specialty Funds
>   Waddell & Reed Advisors Asset Strategy Fund
>   Waddell & Reed Advisors Continental Income Fund
>   Waddell & Reed Advisors Energy Fund
>   Waddell & Reed Advisors Retirement Shares
>   Waddell & Reed Advisors Science and Technology Fund

1.888.WADDELL
Visit us online at www.waddell.com

Investors should consider the investment objectives, risks, charges and expenses of a fund carefully before investing. For a prospectus containing this and other information for the Waddell & Reed Advisors Funds, call your financial advisor or visit us online at www.waddell.com. Please read the prospectus carefully before investing.



WADDELL & REED
Advisors Funds

6300 Lamar Avenue
P.O. Box 29217
Shawnee Mission, KS 66201-9217

www.waddell.com

Waddell & Reed, Inc.

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WADDELL & REED

NUR1017A (6-06)